Exhibit 99.4

Cablevisión Holding S.A. (BYMA: CVH — LSE CVH) — Press Release — Granting of Injunction regarding the Mandatory Tender Offer for Telecom Argentina S.A.’s Class B Shares

Buenos Aires, November 28, 2018

The Federal Civil and Commercial Court No. 3 sitting in the City of Buenos Aires granted an injunction ordering the Argentine Securities and Exchange Commission (Comisión Nacional de Valores, or the “CNV”) to abstain for six months from issuing any decision with respect to the authorization of the mandatory tender offer to acquire class B shares of Telecom Argentina S.A. (“TEO”) that CVH formulated and promoted in accordance with Argentine law on June 21, 2018 (“TO”).  The injunction substituted a preliminary injunction rendered by the same court on September 20, 2018. The injunction required CVH to post bond prior to the injunction being served and such bond was deemed accepted by the court effective on the date hereof.

As previously informed, on January 1, 2018, CVH announced that it had acquired control of TEO. On June 21, 2018, in accordance with Argentine law CVH formulated and promoted its TO due to the change of control of TEO for TEO’s class B shares at a price of Ps. 110.85 per share.  In the context of the administrative process conducted by the CNV to authorize the TO, the CNV expressed its disagreement with the price indicated by CVH and took the position that the price per class B share CVH should offer was US$4.8658 payable in Pesos at the foreign exchange rate in effect at the business day immediate prior to the settlement of the TO. CVH considers the CNV’s position unfounded and sought judicial relief to avoid the irreparable harm that would have resulted from a CNV resolution ordering CVH to conduct the TO at the abovementioned price.

By way of background, the amendments to the Argentine Capital Markets Law that relate to the mandatory change of control tender offer regime, adopted in May 2018, define the minimum price for a mandatory change of control TO as the “higher of” the following two amounts:

“a) the highest price paid or agreed to be paid by the offeror or persons acting in concert with the offeror for the securities that are the subject of the offer during the twelve (12) months prior to the date that marks the beginning of the period during which the tender offer must be carried out; and

b) the average price of the securities that are the subject of the offer during the semester immediately preceding the date of the announcement of the transaction whereby [the parties] agreed to the change in the controlling participation, regardless of the number of sessions during which the securities may have been traded.”

CVH understands that according to the Argentine Capital Markets Law as amended, the two amounts (“highest price paid” and “average price”) must be compared on January 1, 2018, which is the date that (i) marks the beginning of the period during which the TO had to be carried out, and (ii) on which CVH announced the transaction whereby the change in the controlling participation of TEO was agreed. Accordingly, as of January 1, 2018:

(a) the “Highest Price Paid” was Ps. 91.35 (i.e. the US$ 4.8658 paid under the call option between CVH and Fintech dated July 7, 2017converted into ARPs at the exchange rate of Ps. 18.7742 per US$ in effect for December 29, 2017; and

(b) the “Average Price” was Ps. 110.85 (i.e. the average price of the class B shares of TEO traded on the Bolsas y Mercados Argentinos (“BYMA”) during the semester immediately preceding January 1, 2018).

Insofar as (b) is greater than (a), we understand that the price CVH must offer in the TO is Ps. 110.85 for each class B share of TEO, as adjusted by any amounts of dividends paid by Telecom.

As noted above, the CNV expressed its disagreement with CVH’s calculation of the price per class B share in the TO.

A copy of the court order granting the injunction for six months and a copy of the court order whereby the required bond was deemed accepted are available (in Spanish) at www.cvh.com.ar.

This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. CVH has not yet commenced a tender offer for the TEO’s class B shares. If required by applicable law and solely upon the fulfilment of certain essential requirements outlined therein, CVH intends to file with the U.S. Securities and Exchange Commission a Tender Offer Statement and related materials on Schedule TO, and TEO would file a Solicitation Recommendation on Schedule 14D-9. Holders of TEO’s class B shares and American Depository Receipts representing such shares are encouraged to read carefully such documents when they become available, and as they may be amended from time to time, before any decision is made with respect to the potential offer, because they will contain important information. If and when filed, such documents will be available free of charge at the website of the U.S. Securities and Exchange Commission — www.sec.gov. In addition, if and when filed, CVH will provide copies of such documents free of charge to holders of TEO’s class B shares.